

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

August 31, 2010

Jens Meyerhoff
Chief Financial Officer
350 West Washington Street, Suite 600
Tempe, Arizona 85281

      **Re: First Solar, Inc.
              Form 10-K for the fiscal year ended December 26, 2009
              Filed February 22, 2010
              File No. 001-33156**

Dear Mr. Meyerhoff:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                    Sincerely,

                    Brian Cascio
                    Accounting Branch Chief